Exhibit (d)(iii)

APPENDIX A

Fund	Advisory Fee	Effective Date
North Square RCIM Tax-Advantaged Preferred and Income Securities Fund	0.60%	December 16, 2024
North Square Convertible Bonds ETF	0.59%	TBD
North Square Global Infrastructure ETF	0.55%	TBD
North Square Global Macro Bonds ETF	0.49%	TBD
North Square Disciplined Value ETF	0.38%	July 9, 2026
North Square Growth Opportunities ETF	0.38%	July 9, 2026